Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Snowflake takes 8-day curtailment as market weakens

     RICHMOND, BC, Sept. 26 /CNW/ - Catalyst Paper announced today that its
Snowflake Mill will be curtailed for eight days beginning October 20. This will remove approximately 8,000 tonnes of recycle newsprint from the market and will reduce old newsprint (ONP) fibre requirements by some 10,000 tonnes.
     As the US economic slowdown adversely affects print advertising in key urban markets, newsprint consumption has continued to decline. The Snowflake curtailment reflects Catalyst's strategy to match production with customer orders.
     "We are watching demand and inventory levels very closely," said Richard
Garneau, president and chief executive officer. "Existing orders and shipments will be managed accordingly to address delivery commitments and maintain efficient operations during the mill downtime."
     Catalyst is a leading producer of specialty printing papers and newsprint, headquartered in Richmond, British Columbia, Canada. The company also produces market kraft pulp and owns western Canada's largest paper recycling facility. With six mills strategically located within western North
America, Catalyst has a combined annual capacity of 2.8 million tonnes of production. Catalyst's common shares trade on the Toronto Stock Exchange under the symbol CTL.

     Forward-Looking Statements

     Certain matters set forth in this news release, including statements with respect to production levels and market demand for the company's products are forward looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate. Such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and uncertainties" in the management's discussion and analysis contained in Catalyst's second quarter
2008 interim report available at www.sedar.com.

     %CIK: 0001144906

     /For further information: Lyn Brown, Vice President, Corporate Relations,
(604) 247-4713/
     (CTL.)

CO:  Catalyst Paper Corporation

CNW 12:00e 26-SEP-08